Exhibit 99.1

31 July 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Result of 2020 Annual General Meeting

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces that at its Annual General Meeting (AGM) held at 11.30am today, with the exception of resolutions 6 (disapplication of pre-emption rights) and 7 (authority to purchase own shares) which failed to carry, all other resolutions put to the meeting were duly passed by shareholders by way of a poll.

With respect to resolution 6, 365,845 votes were cast for and 976,164 votes were cast against, representing 0.9% and 2.5% of eligible votes respectively. With respect to resolution 7, 515,216 votes were cast for and 858,043 were cast against, representing 1.3% and 2.2% of eligible votes respectively.

The UK Placing, which was announced on 27 July 2020, is not affected by the outcome of the voting  above on the basis that allotment of the Placing Shares and Broker Option Shares has been made pursuant to existing share authorities which the Directors were given at the Company's General Meeting held on 2 March 2020.

Unless otherwise stated, capitalised terms used in this announcement have the meanings given to them in the announcement of the UK Placing on 27 July 2020.

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker, Sole Bookrunner)

Andrew Thacker (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Megan Paul / Laine Yonker

Tel: (646) 653-7030/ 7035

jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nanotechnology used for targeting medications to sites of disease.

By improving bio-delivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com